Filed by Calculator New Pubco, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Quantum FinTech Acquisition Corporation

(Commission File No. 001-40009)

AtlasClear, Inc. and Quantum FinTech Acquisition Corporation Announce Confidential Submission of Registration Statement on Form S-4 in Connection with the Proposed Business Combination

        Tampa, FL, February 15, 2023 (GLOBE NEWSWIRE) -- AtlasClear, Inc. (“AtlasClear”) and Quantum FinTech Acquisition Corporation (“Quantum”) (NYSE: QFTA), a publicly traded special purpose acquisition company, today announced the confidential submission on February 14, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) of a draft registration statement on Form S-4 by Calculator New Pubco, Inc. (“New Pubco”) (to be renamed AtlasClear Holdings, Inc. (“AtlasClear Holdings”)) in relation to a previously announced business combination between AtlasClear Holdings and Quantum (the “Business Combination”) that is expected to result in Atlas FinTech Holdings Corp. transferring its trading technology assets to AtlasClear (“Technology Assets”) and the acquisition by AtlasClear of Wilson-Davis & Co., Inc., a correspondent clearing broker-dealer (“Wilson-Davis”). AtlasClear has also entered into a definitive agreement to acquire Commercial Bancorp of Wyoming, a federal reserve member (“Commercial Bancorp”), following consummation of the Business Combination.

About AtlasClear Holdings

AtlasClear Holdings plans to build a cutting-edge technology enabled financial services firm that would create a more efficient platform for trading, clearing, settlement and banking of evolving and innovative financial products with a focus on the small and middle market financial services firms. The team that will lead AtlasClear Holdings are respected financial services industry veterans that have founded and led other companies in the industry including Penson Clearing, Southwest Securities, NexTrade and Anderen Bank.

About Quantum FinTech Acquisition Corporation

Quantum FinTech Acquisition Corporation is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, that was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses, with a principal focus on identifying high-growth financial services and fintech businesses as targets.

About the Financial Technology

The nature of the combined entity is expected to be supported by robust, proven, financial technologies with a full suite that will enable the flow of business and success of the enterprise. The combined entity is expected to have a full exchange platform for a spectrum of financial products. In addition, the combined entity is expected to have a full prime brokerage and, following the Commercial Bancorp acquisition, a prime banking platform with complete front-end delivery. The enterprise is anticipated to offer a fixed income risk management platform which can be expanded to a diverse application on financial products.

The combined entity is expected to be run by a new digital suite of technologies that will be part of the transaction at closing.

About Wilson-Davis & Co.

Wilson-Davis is a full-service correspondent securities broker-dealer. The company is registered with the SEC, the Financial Industry Regulatory Authority and the Securities Investor Protection Organization. In addition, Wilson-Davis is a member of the Depository Trust and Clearing Corporation as well as the National Securities Clearing Corporation. Headquartered in Salt Lake City, Utah and Dallas, Texas, Wilson-Davis has been servicing the investment community since 1968, with satellite offices in California, Arizona, Colorado, New York, New Jersey and Florida.

About Commercial Bancorp of Wyoming

Commercial Bancorp is a bank holding company operating through its wholly-owned subsidiary, Farmers State Bank (“FSB”) since 1915 and has since been servicing the local community in Pine Bluffs, WY. It has focused the majority of its services on private and corporate banking. A member of the Federal Reserve, FSB is expected to be a strategic asset for the combined company’s long-term business model.

Additional Information and Where to Find It

In connection with the proposed Business Combination and related transactions contemplated in connection therewith, the new public holding company, New Pubco intends to publicly file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement of Quantum and prospectus of New Pubco, and after the registration statement is declared effective, Quantum will mail a definitive proxy statement/prospectus relating to the Business Combination to its stockholders. This press release does not contain any information that should be considered by Quantum’s stockholders concerning the Business Combination and is not intended to constitute the basis of any voting or investment decision in respect of the Business Combination or the securities of New Pubco. Quantum’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about New Pubco, Quantum, AtlasClear, Wilson-Davis, Commercial Bancorp, FSB and the Business Combination. When available, the definitive proxy statement/prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/ prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corporation, 4221 W. Boy Scout Blvd., Suite 300, Tampa FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com.

No Offer or Solicitation

This press release shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This press release does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

Quantum, AtlasClear and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Quantum stockholders with respect to the Business Combination. Quantum stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Quantum in its Annual Report on Form 10-K, filed with the SEC on March 10, 2022, as amended (the “2021 Form 10-K”), which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Quantum stockholders in connection with the Business Combination and other matters to be voted upon at Quantum’s special meeting of stockholders will be set forth in the proxy statement/prospectus for the Business Combination when available. Additional information regarding the interests of the participants in the solicitation of proxies from Quantum’s stockholders with respect to the Business Combination will be contained in the proxy statement/prospectus for the Business Combination when available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect AtlasClear’s and Quantum’s current views with respect to, among other things, the future operations and financial performance of AtlasClear, Quantum and the combined company. Forward-looking statements in this communication may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “outlook,” “plan,” “potential,” “proposed” “predict,” “project,” “seek,” “should,” “target,” “trends,” “will,” “would” and similar terms and phrases. Forward-looking statements contained in this communication include, but are not limited to, statements as to (i) expectations regarding the Business Combination, including timing for its consummation, (ii) anticipated use of proceeds from the Business Combination, (iii) AtlasClear and Quantum’s expectations as to various operational results and market conditions, (iv) AtlasClear’s anticipated growth strategy, including the proposed acquisitions of Wilson-Davis, Commercial Bancorp and the Technology Assets (the “Proposed Acquisitions”), (v) anticipated benefits of the Business Combination and Proposed Acquisitions, (vi) the financial technology of the combined entity and (vii) expected listing of the combined company.

The forward-looking statements contained in this communication are based on the current expectations of AtlasClear, Quantum and their respective management and are subject to risks and uncertainties. No assurance can be given that future developments affecting AtlasClear, Quantum or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of AtlasClear and Quantum. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Such factors include, but are not limited to: the risk that the Business Combination may not be completed in a timely manner or at all; the risk that the Business Combination closes but AtlasClear’s acquisition of Commercial Bancorp and FSB does not close as a result of the failure to satisfy the conditions to closing such acquisition (including, without limitation, the receipt of approval of Commercial Bancorp stockholders and receipt of required regulatory approvals); the failure to obtain requisite approval for the Business Combination or meet other closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement in respect of the Business Combination; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of Quantum’s public stockholders; failure to obtain the requisite approval of Quantum’s stockholders; failure to meet relevant listing standards in connection with the consummation of the Business Combination; failure to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and to retain its management and key employees; potential litigation relating to the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of the announcement of the Business Combination; unexpected costs and expenses related to the Business Combination; estimates of Wilson-Davis’, Commercial Bancorp’s and the combined company’s financial performance being materially incorrect predictions; AtlasClear’s failure to complete the Proposed Acquisitions on favorable terms to AtlasClear or at all; AtlasClear’s inability to integrate the Proposed Acquisitions as anticipated and to realize the anticipated benefits and synergies of such acquisitions; changes in general economic or political conditions; changes in the markets that Wilson-Davis and Commercial Bancorp target or the combined company will target; slowdowns in securities or cryptocurrency trading or shifting demand for trading, clearing and settling financial products; the impact of the ongoing COVID-19 pandemic; any change in laws applicable to Quantum, Wilson-Davis or Commercial Bancorp or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those to be included under the heading “Risk Factors” in the proxy statement/prospectus to be later publicly filed with the SEC, and those included under the heading “Risk Factors” in Quantum’s 2021 Form 10-K and its subsequent filings with the SEC. AtlasClear and Quantum caution that the foregoing list of factors is not exhaustive. Any forward-looking statement made in this communication speaks only as of the date hereof. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and no one should place undue reliance on such forward-looking statements. Neither AtlasClear nor Quantum undertake any obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact
John Schaible
CEO
Quantum FinTech Acquisition Corporation
IR@qftacorp.com